Molecular Partners Reports Q3 2025 Financial Results and Clinical Progress, with DLL3-Targeting Radio-DARPin MP0712 Phase 1 Launch Expected in 2025

•IND application filed for MP0712, the Company’s lead Radio-DARPin candidate targeting DLL3 and co-developed with Orano Med, with Phase 1 initiation expected before year end 2025

•First patient images from MP0712 compassionate care program to be presented at TRP in November; additional programs planned for 2026, including MP0726 targeting mesothelin.

•Updated data from Phase 1/2a trial of MP0533, a multispecific T cell engager for AML, to be presented at ASH in December

•Protocol approved for Phase 2 investigator-initiated trial of FAP x CD40 agonist MP0317

•Strong financial position with cash runway until 2028

Zurich-Schlieren, Switzerland and Concord, Mass., October 30, 2025 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced corporate highlights and unaudited financial results for the third quarter of 2025.

“We are excited to present initial clinical imaging data this November on MP0712, the 1st Radio-DARPin targeting DLL3, from compassionate care use in South Africa. The IND application for MP0712 has been filed and we see the alpha-targeting approaches for DLL3 in lung cancer as a valuable new modality for patients. Building on that progress, we are establishing a pipeline of additional Radio-DARPins with our partner Orano Med for selected targets, including mesothelin for ovarian cancer,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. “MP0533 is the first-ever tetraspecific T-cell engager to demonstrate safety and efficacy in AML. We will report additional data on optimized dosing and a deeper understanding on the ideal patient profile for MP0533. This understanding is important to plan next steps and is supportive of positioning of our drug in the treatment landscape.”

Research & Development Highlights

MP0712 (212Pb x DLL3), Radio-DARPin Pipeline and Collaboration with Orano Med

The Phase 1 Investigational New Drug (IND) application for MP0712, a 212Pb-based Radio-DARPin therapy (RDT) candidate targeting the tumor-associated protein delta-like ligand 3 (DLL3), co-developed with Orano Med for the treatment of small cell lung cancer (SCLC) and other DLL3-expressing neuroendocrine cancers, has been filed. Dialogue with the FDA is ongoing and, pending regulatory clearance, the Phase 1 trial is expected to initiate before the end of 2025.

Molecular Partners presented preclinical data in April at the American Association for Cancer Research (AACR) Annual Meeting 2025, showing high tumor uptake, promising efficacy and a favorable safety profile for MP0712 in mouse models matching clinically-relevant DLL3 expression levels.

In H1 2025, Molecular Partners accepted a request from the Nuclear Medicine Research Infrastructure (NuMeRI) in South Africa to provide MP0712 for imaging use under the legal framework in South Africa for compassionate care (also referred to as Section 21 of the Medicines and Related Substances Act). This approach enables the generation of initial images applying MP0712 labeled with 203Pb in patients with SCLC and other DLL3-expressing neuroendocrine cancers. As per courtesy of NuMeRI, the Company will present first images from the MP0712 compassionate care program at the Targeted Radiopharmaceuticals (TRP) Summit EU in November. The NuMeRI team, lead by Dr. Mike Sathekge, plans to report the full imaging and dosimetry data of MP0712 at the Theranostics World Conference (TWC) in January 2026.
203Pb and 212Pb are an element-equivalent pair of lead (Pb) isotopes, with 203Pb primarily used for imaging and 212Pb for therapeutic applications (targeted alpha therapy, TAT). As a “matched pair”, pre-treatment imaging with 203Pb provides a prediction of treatment behavior with 212Pb.

In January 2025, Molecular Partners and Orano Med expanded their agreement to co-develop up to ten radiotherapy programs. In addition to its world class expertise and capabilities in the development of TAT with 212Pb, Orano Med will ensure the production of the 212Pb-based Radio-DARPins for clinical trials and commercialization. Orano Med possesses virtually unlimited source material for 212Pb production and has established robust and independent supply and manufacturing capabilities required for the seamless delivery of TAT to clinical sites internationally.

The second RDT program slated for clinical development is MP0726, targeting mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need, such as ovarian cancer. Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN, which has hampered the development of other MSLN-targeted therapeutics. The Company presented preclinical data on MP0726 at the 2025 Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) in June. The Company is planning to progress several programs in 2026, including MP0726.

MP0533 (Multispecific T Cell Engager; CD33 x CD123 x CD70 x CD3)

MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS)/AML (NCT05673057). Molecular Partners presented updated data from the study at the 30th Annual European Hematology Association (EHA) Congress in June, with promising antitumor activity observed in cohort 8. Three of 8 (>30%) evaluable patients in this cohort achieved a clinical response after the first cycle, and two patients maintained their responses for over three months, including one patient still on treatment today (>12 months response duration). Cohort 8 benefited from a higher starting dose and a faster step-up dosing schedule, leading to improved exposure within the predicted therapeutic range and notable blast reduction in most patients, with an acceptable safety profile after dose adjustment.

Encouraged by these results, Molecular Partners amended the dosing scheme for cohorts 9 and 10 by further accelerating the step-up dosing, increasing the dosing frequency and introducing anti-CD20 premedication to achieve higher cumulative exposure as well as enhanced depth and duration of responses. Cohort 9 is exploring a lower target dose than cohort 8 to assess the safety of up to daily dosing in the first 14 days of treatment. Data from cohort 9 will be presented at the American Society of Hematology (ASH) Annual Meeting in December 2025. Cohort 10, which aims at reaching the same target dose as cohort 8 while exposing patients to more drug over time, is now enrolling and dosing patients.

MP0533 continues to show broad activity in a mutation-agnostic manner, with initial blast reductions in a majority of patients treated, and an acceptable safety profile. The data continue to indicate that the patients more likely to see durable responses will be those who initiate therapy with a lower level of blasts at baseline. Molecular Partners plans to explore MP0533 in combination settings, both in patients with relapsed/refractory disease as well as in front-line setting, should favorable antitumor activity continue to be observed. Several consortia have approached Molecular Partners expressing interest in conducting such studies. The Company is engaging with key opinion leaders and regulators to discuss next steps.

MP0317 (Tumor-Localized Agonist; FAP x CD40)

Molecular Partners is supporting an investigator-initiated trial of MP0317, for which a study protocol has been approved (NCT07036380). This proof-of-concept randomized Phase 2 study, to be conducted by an expert network in France, is designed for the treatment of patients with advanced cholangiocarcinoma in combination with anti-PD-L1 therapy (durvalumab) and gemcitabine-cisplatin-based chemotherapy. The main objective of the study is to assess the 12-month progression free survival (PFS) in the experimental arm (N = 50 patients).

MP0317 is designed to activate immune cells specifically within the tumor microenvironment by anchoring to fibroblast activation protein (FAP), which is expressed in high amounts in the stroma of various solid tumors. The Company believes this tumor-localized approach has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies. Molecular Partners presented comprehensive biomarker analyses from the completed Phase 1 dose escalation trial of the localized CD40 agonist MP0317 in solid tumors at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2024.

Switch-DARPins (Next-Generation Immune Cell Engagers)

By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of T cell engagers (TCEs). Preclinical proof-of-concept for a novel CD3 Switch-DARPin TCE with CD2 costimulation was presented at AACR in April 2025. The data show the feasibility of conditional T cell activation with potent co-stimulation in solid tumors, but not in healthy tissues. In addition, data showed that the CD3 Switch-DARPin activates T cells specifically in the presence of cells co-expressing the tumor targets MSLN and EpCAM, thereby increasing tumor specificity. The Company will present an update on the CD3 Switch-DARPin program at SITC in November 2025.

Corporate Governance Highlights

Molecular Partners appointed Martin Steegmaier, Ph.D., as Chief Scientific Officer (CSO) and member of its Executive Committee, effective October 1, 2025. Martin brings a wealth of experience in oncology drug development, having previously contributed to the advancement of several innovative cancer therapies at major biotech and pharmaceutical companies.

Financial and Business Outlook

For the full year 2025, at constant exchange rates, the Company expects total operating expenses of CHF 55 – 60 million of which around CHF 6 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.

The Company's cash and cash equivalents and short-term time deposits were CHF 105 million as of September 30, 2025 and based on current operating assumptions, will be sufficient to fund its operating expenses and capital expenditure requirements until 2028.

Financial Calendar

March 12, 2026	Full year results 20025
April 14, 2026	Annual General Meeting

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2025 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential that Molecular Partners’ product candidates may exhibit serious adverse, undesirable or unacceptable side effects; the impact of any health pandemic, macroeconomic factors and other global events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; unanticipated factors in addition to the foregoing that may cause Molecular Partners’ actual results to differ from its financial and business projections and guidance; and other risks and uncertainties set forth in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2024 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.